Earnings Release of China Dredging Group Co., Ltd.

News from China Dredging Group Co., Ltd

For further information contact:

Alfred Ho, CFO

+86-591-8727-1266

China Dredging Group Co., Ltd. Reports Unaudited Third Quarter 2011 Results

February 13, 2012 – China Dredging Group Co., Ltd. (together with its consolidated subsidiaries and variable interest entities, “China Dredging,” the “Company,” “we,” “us” and “our”), one of the leading independent (not state-owned) providers of dredging services in the PRC, today announced its financial results for the third quarter of 2011.

Nine-Months Ended September 30, 2011 Highlights

•	Revenues of $164.2 million, a 79.6% year-over-year increase
•	Gross profit of $93.2 million, a 81.4% year-over-year increase
•	Net income of $73.5 million, a 114.0% year-over-year increase
•	Operating cash flow of $60.6 million, a 49.2% year-over-year increase
•	Cash of $103.5 million and working capital of $115.9 million as of September 30, 2011
•	Backlog balance of $84.0 million at September 30, 2011, a 34.8% increase from December 31, 2010

Three-Months Ended September 30, 2011 Highlights

•	Revenues of $56.8 million, a 25.1% year-over-year increase
•	Gross profit of $31.8 million, a 23.4% year-over-year increase
•	Net income of $23.6 million, a 36.3% year-over-year increase

“I am very pleased that we were able to deliver strong quarterly results in the third quarter of 2011 and for the nine-months ending September 30, 2011,” said Mr. Xinrong Zhuo, chairman and chief executive officer of China Dredging. “We believe this significant growth reflects our strong strategic relationship with our main contractors as well as the addition of new dredgers to our fleet.”

Recent Developments

In July 2011, we entered into agreements to lease one non-self-propelling cutter suction dredger with dredging capacity of 3000 cubic meters per hour (“m3/h”) and one trailer suction hopper dredger with dredging capacity of 7000 m3/h. In September 2011, we entered into an agreement to lease one non-self-propelling cutter suction dredger with dredging capacity of 2500 m3/h. As a result, we currently have 13 dredgers in our fleet, including 8 non-self-propelling cutter suction dredgers, 3 trailer suction hopper dredgers and 2 grab dredgers.

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2011 Third Quarter Operating Results

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Contract Revenue	$56,796,654	$45,409,804	$164,152,489	$91,391,237
Percentage Change	25.1%		79.6%

Contract revenue increased by $11.4 million, or 25.1% (18.1% without foreign exchange effect), to $56.8 million for the three months ended September 30, 2011, compared to $45.4 million for the same period of 2010. Contract revenue increased by $72.8 million, or 79.6% (71.3% without foreign exchange effect), to $164.2 million for the nine months ended September 30, 2011, compared to $91.4 million for the same period of 2010. The increased contract revenue primarily resulted from the increase of our dredging volume and unit construction price, which is a price negotiated with the contractor for each specific project. With a net increase of four dredgers joining our fleet in 2011, we were able to deliver larger business volume and execute more projects requiring a variety of dredging methods. We completed 31.6 million and 91.9 million cubic meters of dredging volume for the three and nine months ended September 30, 2011, respectively, as compared to 26.7 million and 55.5 million cubic meters for the three and nine months ended September 30, 2010, representing increases of 18.3% and 65.8%, respectively, in dredging volume. In addition, the unit construction price per cubic meter increased by $0.10, or 5.9% (-0.2% without foreign exchange effect), to $1.80 for the three months ended September 30, 2011 from $1.70 for the same period of 2010, and increased by $0.14, or 8.5% (3.3% without foreign exchange effect), to $1.79 for the nine months ended September 30, 2011 from $1.65 for the same period of 2010. The increase was primarily due to an increase of demand for our dredging services and general market conditions.

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Gross Profit	$31,840,457	$25,797,913	$93,209,439	$51,389,900
Gross Profit Margin	56.1%	56.8%	56.8%	56.2%

Gross profit increased by $6.0 million, or 23.4% (16.1% without foreign exchange effect), to $31.8 million for the three months ended September 30, 2011, compared to $25.8 million for the same period of 2010. Gross profit increased by $41.8 million, or 81.4% (72.8% without foreign exchange effect), to $93.2 million for the nine months ended September 30, 2011, compared to $51.4 million for the same period of 2010. The increased gross profit primarily reflected our increased revenue. Our cost of contract revenue for three months ended September 30, 2011 increased by $5.3 million, or 27.3% (20.8% without foreign exchange effect), to $25.0 million, from $19.6 million for the same period of 2010. Our cost of contract revenue for nine months ended September 30, 2011 increased by $30.9 million, or 77.4% (69.4% without foreign exchange effect), to $70.9 million, from $40.0 million for the same period of 2010. As a percentage of revenue, our cost of contract revenue increased slightly from 43.2% for the three months ended September 30, 2010 to 43.9% for the same period of 2011, and it decreased slightly from 43.8% for the nine months ended September 30, 2010 to 43.2% the same period of 2011. Our gross profit margin decreased from 56.8% for the three months ended September 30, 2010 to 56.1% for the same period in 2010, and increased from 56.2% in nine months ended September 30, 2010 to 56.8% for the same period of 2011.

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	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

General and Administrative Expenses	$2,104,946	$2,323,967	$6,256,870	$4,691,935
Percentage Change	-9.4%		33.4%

General and administrative expenses decreased by $0.2 million, or 9.4%, from $2.3 million, or 5.1% of revenues, for the three months ended September 30, 2010 to $2.1 million, or 3.7% of revenues, for the same period of 2011. General and administrative expenses increased by $1.6 million, or 33.4%, from $4.7 million, or 5.1% of revenues, for the nine months ended September 30, 2010 to $6.3 million, or 3.8% of revenues, for the same period of 2011. The increase in general and administrative expenses was primarily attributable to an increase in revenue.

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Gain on Obligation under “Make-Good Escrow”	$1,360,836	—	$13,794,643	—
Loss on Derivative	(158,736)	—	(5,643,319)	—

During the three and nine months ended September 30, 2011, we had $1.2 million and $8.2 million, respectively, in net gains from the reductions of estimated obligations to investors that had been incurred as a result of our fourth quarter 2010 private placement. These gains have no income tax effect. We had no such gains or losses during the three and nine months ended September 30, 2010.

Income tax expense increased by $1.5 million, or 24.6%, to $7.5 million for the three months ended September 30, 2011, compared to $6.0 million for the same period of 2010. Income tax expense increased by $10.1 million, or 86.0%, to $21.9 million for the nine months ended September 30, 2011, compared to $11.8 million for the same period of 2010. The increased income tax expense primarily reflects our increased revenues and gross profit.

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Net Income	$23,589,921	$17,309,557	$73,524,887	$34,351,223
Percentage Change	36.3%		114.0%
Earnings per Diluted Ordinary Share	$0.38	$0.33	$1.17	$0.66

As a result of the foregoing, our net income increased by $6.3 million, or 36.3% (29.0% without foreign exchange effect), to $23.6 million for the three months ended September 30, 2011, compared to $17.3 million for the same period of 2010. Our net income increased by $39.2 million, or 114% (103.8% without foreign exchange effect), to $73.5 million for the nine months ended September 30, 2011, compared to $34.4 million for the same period of 2010.

As of September 30, 2011, we had cash of $103.5 million, total current assets $132.0 million, total assets of $256.0 million, total current liabilities of $16.1 million, non-current liabilities of $7.5 million, and a balance to Class A Preferred Shares of $50.0 million. We had operating cash flow for the nine months ended September 30, 2011 of $60.6 million.

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Backlog

The following table summarizes changes in our backlog on contracts during the nine months ended September 30, 2011.

Backlog balance at December 31, 2010	$62,310,751
New contracts entered during the nine months ended September 30, 2011	185,692,139
Add: Adjustment of contracts due to change orders during the period	118,955
Adjusted contract amount at September 30, 2011	248,121,845
Less: Contract revenue earned during the nine months ended September 30, 2011	(164,152,489)
Backlog balance at September 30, 2011	$83,969,356

The new contracts entered into during the nine months ended September 30, 2011 included three one-year contracts for which work has commenced with an aggregate contract value of $61.0 million, which replaced preliminary agreements and notices of bid awards we regarded as part of our pipeline but not our backlog as of December 31, 2010.

About China Dredging

China Dredging is one of the leading independent (not state-owned) providers of specialized dredging services to the Chinese marine infrastructure market. With a modern fleet of thirteen dredging vessels, China Dredging has broad capabilities with which it is able to address diverse types of dredging projects. Its services, which require significant engineering and project management expertise, include on-site investigation and measurement, cost estimation, sediment and obstruction removal and transport and disposal of dredged material in an environmentally responsible manner. China Dredging conducts dredging operations through Fujian Xing Gang Port Service Co., Ltd., in which it holds a 50% equity interest, with the remaining 50% interest controlled by China Dredging pursuant to variable interest entity agreements.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements regarding China Dredging’s operating results and business prospects that involve substantial risks and uncertainties. You can identify some of these forward-looking statements by words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “likely to,” “may,” “plan,” “project,” “potential,” “predict,” “should,” “scheduled to,” “target,” “will,” “would,” or similar words, as well as statements in the future tense, in connection with any discussion of future operating or financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of China Dredging, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to: continued public spending on PRC marine infrastructure; our ability to manage costs under our fixed-price contracts; our ability to maintain our concentrated customer base; the variable billing and payment cycles associated with our milestone contracts; our ability to maintain adequate working capital; our ability to expand our dredging fleet; unexpected adjustments or cancellations to our backlog; our ability to meet schedule requirements in our contracts; the significant competition in the markets in which we operate; our ability to attract and retain qualified personnel, including executive officers; extensive regulations of our business in the PRC; and political and economic policies of the Chinese government. Additional information and discussion of these risks, uncertainties, and other factors can be found in China Dredging’s Annual Report on Form 20-F for the year ended December 31, 2010 and other securities filings by China Dredging with the U.S. Securities and Exchange Commission.

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The forward-looking statements contained in this press release are made only as of the date hereof and China Dredging does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise.

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CHINA DREDGING GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)
	(Unaudited) September 30, 2011	(Restated) December 31, 2010
Assets
Current assets
Cash	$103,536,473	$88,532,472
Accounts receivable, net	10,817,256	12,841,108
Cost and estimated earnings in excess of billings on contracts in progress	10,469,833	834,909
Inventories	7,186,992	202,213
Other receivables	3,164	1,246
Total current assets	132,013,718	102,411,948

Other assets
Deferred offering expenses	1,023,702	—
Prepaid dredger deposits	22,734,399	14,764,074
Security deposits	48,228,285	21,454,545
Property, plant and equipment, net	52,015,827	40,604,784
Total other assets	124,002,213	76,823,403
Total assets	$256,015,931	$179,235,351

Liabilities and equity
Liabilities
Current liabilities
Accounts payable	$4,195,833	$4,487,373
Income tax payable	7,488,760	4,833,193
Accrued liabilities and other payables	4,457,435	2,589,510
Total current liabilities	16,142,028	11,910,076

Non-current liabilities
Contingent liability for a variable number of shares	306,604	14,101,247
Derivative liability	7,161,067	1,517,748
Total non-current liabilities	7,467,671	15,618,995
Total liabilities	23,609,699	27,529,071

Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $0 and $6,135,012 discount, respectively) as of September 30, 2011 and December 31, 2010	50,064,935	43,929,923

Shareholders' equity
Ordinary shares, 225,000,000 shares authorized with no par value; 52,677,323 shares issued and outstanding as of September 30, 2011 and December 31, 2010	—	—
Statutory reserves	14,940,624	10,295,279
Additional paid-in capital	79,185,284	79,185,284
Retained earnings	76,137,414	13,392,884
Accumulated other comprehensive income	12,077,975	4,902,910
Total shareholders' equity	182,341,297	107,776,357

Total liabilities and equity	$256,015,931	$179,235,351

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CHINA DREDGING GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Contract revenue	$56,796,654	$45,409,804	$164,152,489	$91,391,237

Cost of contract revenue, includes depreciation of $1,817,573 and $1,259,769 for the three months ended September 30, 2011 and 2010, respectively; $5,326,748 and $3,756,811 for the nine months ended September 30, 2011 and 2010, respectively	(24,956,197)	(19,611,891)	(70,943,050)	(40,001,337)
Gross profit	31,840,457	25,797,913	93,209,439	51,389,900
General and administrative expenses	(2,104,946)	(2,323,967)	(6,256,870)	(4,691,935)
Income from operations	29,735,511	23,473,946	86,952,569	46,697,965

Other income (expense):
Interest income	115,254	27,478	310,309	72,205
Interest expenses	—	(204,673)	—	(647,500)
Sundry income	—	—	—	88
Gain on obligation under “Make-Good Escrow”	1,360,836	—	13,794,643	—
Loss on derivative	(158,736)	—	(5,643,319)	—
Total other income (expense)	1,317,354	(177,195)	8,461,633	(575,207)
Income before income taxes	31,052,865	23,296,751	95,414,202	46,122,758

Income tax expense	(7,462,944)	(5,987,194)	(21,889,315)	(11,771,535)

Net income	23,589,921	17,309,557	73,524,887	34,351,223

Accretion of discount on Class A Preferred Shares	—	—	(6,135,012)	—

Net income attributable to ordinary shareholders	$23,589,921	$17,309,557	$67,389,875	$34,351,223

Earnings per ordinary share
- Basic	$0.45	$0.33	$1.28	$0.66

- Diluted	$0.38	$0.33	$1.17	$0.66

Weighted average number of ordinary shares outstanding
- Basic	52,677,323	52,177,323	52,677,323	52,177,323

- Diluted	62,690,310	52,177,323	62,690,310	52,177,323

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CHINA DREDGING GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Net income	$23,589,921	$17,309,557	$67,389,875	$34,351,223

Other comprehensive income
Foreign currency translation gain	3,043,591	1,566,966	7,175,065	2,193,693

Total comprehensive income	$26,633,512	$18,876,523	$74,564,940	$36,544,916

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CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(IN US DOLLARS)

	Ordinary Share, with no Par Value					Accumulated other	Total
	Number of		Statutory	Additional	Retained	comprehensive	shareholders'
	Shares	Amount	reserves	paid-in capital	earnings	income	equity

Balance as of December 31, 2010	52,677,323	$—	$10,295,279	$79,185,284	$13,392,884	$4,902,910	$107,776,357
Net income	—	—	—	—	73,524,887	—	73,524,887

Transfer to statutory reserves	—	—	4,645,345	—	(4,645,345)	—	—
Accretion of Class A Preferred Shares discount	—	—	—	—	(6,135,012)	—	(6,135,012)
Foreign currency translation gain	—	—	—	—	—	7,175,065	7,175,065
Balances as of September 30, 2011	52,677,323	$—	$14,940,624	$79,185,284	$76,137,414	$12,077,975	$182,341,297

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CHINA DREDGING GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For the Nine Months Ended September 30,
	2011	2010

Cash flows from operating activities:
Net income	$73,524,887	$34,351,223
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	5,327,837	3,757,352
Gain on obligation under "Make-Good Escrow"	(13,794,643)	—
Loss on derivative	5,643,319	—

Changes in operating assets and liabilities:
Accounts receivable, net	2,430,872	(2,322,487)
Cost and estimated earnings in excess of billings on contracts in progress	(9,450,576)	(5,478,028)
Other receivables	(1,848)	(905)
Inventories	(6,864,939)	118,010
Accounts payable	(440,496)	3,548,895
Income tax payable	2,447,127	3,919,229
Accrued liabilities and other payables	1,766,199	2,724,269
Net cash provided by operating activities	60,587,739	40,617,558

Cash flows from investing activities:
Deposits paid for dredgers	(20,053,063)	—
Changes in security deposits	(25,606,220)	(17,445,024)
Note receivable	—	(441,273)
Purchase of property, plant and equipment	(1,892,255)	(324,615)
Net cash used in investing activities	(47,551,538)	(18,210,912)

Cash flows from financing activities:
Cash paid for deferred offering expenses	(1,023,702)	—
Repayment from term loans	—	(9,119,658)
Proceeds of term loans	—	11,326,026
Capital contributions from capital issue to Wonder Dredging/Fujian Service	—	878,876
Advance from a shareholder	—	1,802,862
Net cash (used in)/provided by financing activities	(1,023,702)	4,888,106

Net increase in cash	12,012,499	27,294,752

Effect of exchange rate changes on cash	2,991,502	903,606

Cash as of January 1	88,532,472	23,343,469

Cash as of September 30	$103,536,473	$51,541,827

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